                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY               :          CERTIFICATE
Pittsburgh, Pennsylvania                       :               of
                                               :          NOTIFICATION
CNG INTERNATIONAL CORPORATION                  :             NO. 4
Reston, Virginia                               :
                                               :         TRANSACTIONS
                                               :         DURING PERIOD
                                               :
                                               :        October 1, 1997
                                                            through
                                                       December  31, 1997
                                               :
File No. 70-8759                               :
                                               :
(Public Utility Holding Company Act of 1935)   :
____________________________________________   :

TO THE SECURITIES AND EXCHANGE COMMISSION:



AUTHORIZATIONS



     By order dated May 30, 1996 (HCAR No. 26523), File No. 70-8759, ("May

Order") the Securities and Exchange Commission ("SEC") authorized (i) financing by Consolidated Natural Gas Company ("CNG") of its wholly-owned subsidiary, CNG

International Corporation, ("CNGI"), (ii) CNGI to directly acquire, or through intermediate subsidiaries indirectly acquire, securities or interests in exempt wholesale generators ("EWGs") outside the United States and foreign utility companies ("FUCOs"), as respectively defined in the Public Utility Holding

Company Act of 1935 ("the Act"), and (iii) CNG, CNGI and intermediate subsidiaries to enter into guarantee arrangements, obtain letters of credit,

and otherwise provide credit support for the obligations of intermediate subsidiaries and EWGs and FUCOs in which CNGI has a direct or indirect interest, in amounts in the aggregate not to exceed $300 million.  The May

Order reserved jurisdiction, pending completion of the record, over (i)

investments by CNG and International, of up to $300 million in entities

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that would engage in a variety of consulting and support services to nonassociates, as well as certain other energy-related businesses in foreign countries, (ii) the provision of credit support by CNG, CNGI and its subsidiaries, aggregating, together with EWG/FUCO credit support, of up to $300 million with nonassociates in connection with consulting, support and energy-

related businesses in foreign countries, and (iii) the issuance to nonassociates by CNGI and its subsidiaries of securities that are not exempt from prior SEC review under sections 6(a) and 7 of the Act, among other things.



     By orders dated October 25 1996 (HCAR No. 26595) and November 19, 1996

(HCAR No. 26608), File No. 70-8759, the SEC respectively released jurisdiction over proposed investments of (i) up to $75 million in foreign gas pipeline projects located in Bolivia and Uruguay ("South American Pipeline Projects")

and (ii) up to $75 million in three pipeline projects in Australia ("Australian

Pipeline Projects").



     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the aforesaid orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and such orders.



EWGS AND FUCOS



     The Latin America Energy and Electricity Fund I, L.P.



     Through December 30, 1997 CNGI has invested approximately $7.4 million in

The Latin America Energy and Electricity Fund I, L.P. ("Fund"). The Fund has to date invested in three FUCOs: Empresa Distribuidora de Entre Rios, S.A. in

Argentina, Luz del Sur in Peru, and Companhia Forca e Luz in Cataguatesan in

Brazil.



    Camuzzi Gas Pampeana S.A.
    Camuzzi Gas del Sur S.A.
    Empresa Distribuidora de Energia Atlantica S.A.


          Pursuant to a stock purchase agreement dated December 22, 1997, CNG

International ("CNGI") acquired 12.5% of the voting shares of Sodigas Pampeana

S.A. ("Sodigas"), 12.5% of the voting shares of Sodigas Sur S.A. ("Sodigas

Sur") and 20% of the voting shares of Buenos Aires Energy Company S.A.

("Baeco").



     Camuzzi Argentina S.A. operates the largest gas distribution concession in

Argentina and owns 51% of both Sodigas and Sodigas Sur.  Loma Negra C.I.A.S.A.,

EDEA's largest customer and Argentina's largest cement manufacturer, owns 18.1%

of Sodigas and Sodigas Sur.  Pacific Enterprises owns 12.5% of Sodigas and

Sodigas Sur.



    Sodigas owns 70% of the voting shares of Camuzzi Pampeana.  Sodigas Sur owns 90% of the voting shares of Camuzzi del Sur.  The Argentine government owns 20% of Camuzzi Pampeana.  The employees of Camuzzi Pampeana and Camuzzi del Sur each own 10% of their respective companies.



      Camuzzi Argentina S.A. and Loma Negra C.I.A.S.A. own 60% and 20%,

respectively, of BAECO.  Baeco owns 55% of the voting shares of Inversora

Electria de Buenos Aires S.A. ("IEBA"), which in turn owns 90% of EDEA.  United

Utilities International Limited, one of the largest electric distributors in



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the United Kingdom, owns the remaining 45% of IBEA.  The employees of EDEA own the remaining 10% of EDEA.



    Camuzzi Pampeana serves approximately 770,000 customers in Buenos Aires province (but not in the city of Buenos Aires itself).  Camuzzi del Sur serves approximately 354,000 customers in Argentina to the south of Buenos Aires.

Camuzzi Pampeana and Camuzzi del Sur together sell approximately 335 bcf of natural gas per year.  EDEA serves approximately 398,000 electric customers in the province of Buenos Aires, delivering about 1,800 gigawatt-hours a year.



OTHER FOREIGN INVESTMENTS



    South American Pipeline Projects



     No investments have been made in the South American Pipeline Projects.

Pursuit of investment in the Bolivian pipeline has been abandoned.



    Australian Pipeline Projects



      In December of 1996, CNGI acquired, through intermediate subsidiaries, a

30 percent interest in Epic Energy Pty. Ltd. ("Epic"), an Australian corporation.  On December 19, 1996, Epic purchased the Australian Pipeline

Projects' assets, which Epic operates, maintains and manages.



     The Australian Pipeline Projects' assets are valued at more than $500 million in Australian dollars.  The assets include three major long-distance natural gas pipeline systems accessing gas supplies in Australia's Cooper

Basin: (i) a 488 mile pipeline from Moomba (the central supply point of the



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Cooper Basin) south to the city of Adelaide;  (ii) a 44 mile pipeline from

Katnook to markets in South Australia;  and (iii) a recently completed, 470 mile pipeline from the Cooper/Eromonga Basin in Southwest Queensland to the

city of Wallumbilla, interconnecting with existing pipelines serving the

Brisbane and Gladstone markets.



INTRA-AFFILIATE TRANSACTIONS INCLUDING FINANCING



     CNGI incorporated CNG Cayman One Ltd and CNG Cayman Two Ltd in the Cayman

Islands as wholly-owned intermediate subsidiaries to own all the stock of CNGI

Australia Pty Ltd, which directly holds CNGI's 30% interest in Epic.  Combined balance sheet and income statement for the quarter ending December 31, 1997 for

CNGI, and these wholly-owned subsidiaries are attached as Exhibits A.



     To date, no guarantees have been issued, by or for the account of CNGI or any of its subsidiaries, with respect to any of the investments authorized in this proceeding.



    On December 30, 1997, CNG purchased 3,800 shares of CNGI common stock,

$10,000 par value per share for $38,000,000.  Also on December 30, 1997, CNG loaned $40,000,000 to CNGI and in return therefor received a long-term note from CNGI.  The note carries an interest rate of 6.95% (substantially equal to the effective cost of money to CNG), and matures on December 15, 2027.

Interest is paid on June 15 and December 15 of each year.  The proceeds from the stock sale and borrowing were used by CNGI to acquire the interests in

FUCOs in Argentina as described above.






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    By order dated July 18, 1997, HCAR No. 26742, CNGI was authorized to participate in the CNG system money pool ("Money Pool").  During the reporting period CNGI made withdrawals of $85,643,000 from, and made contributions of

$3,770,000 to, the Money Pool.  CNGI's balance in the Money Pool on December

31, 1997 was a net borrowing of $82,243,000, of which $78,000,000 was repaid in early January 1998 from the above described stock and loan transactions.



OTHER MATTERS



     The business of CNGI is to participate in selected projects in international markets in transactions either authorized by Commission order in this proceeding or as permitted by statutory exemption.  The proceeds of the above described transactions were used by CNGI in such business.



    Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.





                                     CONSOLIDATED NATURAL GAS COMPANY
                                     CNG INTERNATIONAL CORPORATION


                                     By  N. F. Chandler
                                         Their Attorney

February 19, 1998
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                                                                     EXHIBIT A

CNG International Corporation
Balance Sheet
December 31, 1997 (Unaudited) (1)
                                          CAYMAN      CAYMAN         CNGI
                               CNGI         1           2          AUSTRALIA
ELIMIN.         TOTALS
                              ______      ______      ______       _________
________         ______
Assets
______
Property, plant
& equipment
  Total Investment           706,641             0          0             0
0       706,641
  Less  Accum. Deprec.      (164,171)            0          0             0
0      (164,171)
Net property,
  plant & equipment          542,470             0          0             0
0       542,470

Cash                          12,115             0          0        42,740
0        54,854
Special deposits               1,114             0          0             0
0         1 114
Accounts Receivable           31,590             0          0        13,593
0        45,183
Accts. Rec.-Assoc. Cos.   78,501,675       496,917      5,206           448
(1,004,247)   78,000,000

Investments in Subs.      38,731,500    38,344,000    387,500             0
(77,463,000)            0
Other Investments         86,230,344             0          0    34,513,866
0   120,744,211
Deferred Charges             238,311             0          0             0
0       238,311
Deferred Income Taxes        233,000             0          0             0
0       233,000

Total Assets             204,522,119    38,353,305    392,706    34,570,647
(78,467,247)  199,859,143
                         ===========    ==========   ========    ==========
==========   ===========

                                                                    EXHIBIT A

                                        CAYMAN      CAYMAN       CNGI
                             CNGI         1           2        AUSTRALIA
ELIMINATIONS       TOTALS
                            ______      ______      ______     _________
___________       ______

Stockholders Equity
  & Liabilities
___________________
Capitalization

Common stock           85,550,000     38,344,000    387,500     38,731,500
(77,463,000)    85,550,000
Retained earnings      (5,965,971)             0          0     (4,662,528
0    (10,628,499)

Total stock-
  holder's equity      79,584,029     38,344,000    387,500     34,068,972
(77,463,000)    74,921,501

Long-term notes
  payable to parent
  company              40,000,000              0          0              0
0     40,000,000

Total capitalization  119,584,029     38,344,000    387,500     34,068,972
(77,463,000)   114,921,501

Total curr. liabil.    84,909,089        496,917      5,206        501,675
(1,004,247)    84,908,641

Deferred credits           29,000              0          0              0
0         29,000

Total stockholder's
  equity and liabil.  204,522,118     38,840,917    392,706     34,570,647
(78,467,247)   199,859,142
                      ===========     ==========    ========    ==========
==========    ===========

(1) This balance sheet has not been audited by the Company's independent auditors.

                                                                      EXHIBIT A

CNG International Corporation
Income Statement for the Year Ending
December 31, 1997 (Unaudited) (1)


                                                  CAYMAN   CAYMAN       CNGI
                                         CNGI       1        2       AUSTRALIA
ELIMIN.     TOTALS
                                      _________   ______   ______     _______
______    __________
Total operating revenues                395,798        0        0           0
0        395,798
Total operating expenses              3,976,200        0        0     705,530
0      4,681,730
                                      _________   ______   ______     _______
_____     __________

Net Operating Income (loss)          (3,580,402)       0        0    (705,530)
0     (4,285,932)

Other income                            514,497        0        0     158,727
0        673,224
Other income deductions                  36,216        0        0     (50,975)
0        (14,758)
Interest charges                        233,005        0        0           0
0        233,005
                                      _________   ______   ______     _______
_____      _________

    Net income (loss)                (3,335,126)       0        0    (495,828)
0     (3,830,954)
                                      =========   ======   ======     =======
=====      =========

(1) This income statement has not been audited by the Company's independent auditors.
